11 January 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	SkyePharma PLC File No. 000-29860

Dear Mr. Rosenberg:

Thank you for your letter dated 21 December.

Your letter was postmarked 29 December 2006, and due to the Christmas holidays and the fact the letter was addressed to me personally, SkyePharma did not receive your letter until Monday 8 January. In order to have sufficient time for compilation and internal review, I understand that on Tuesday 9 January Joanna Baldwin of SkyePharma discussed with you an extension of the due date for SkyePharma’s reponse to your letter.

SkyePharma hereby confirms that it intends to submit its response to the Staff’s comments by 31 January 2007. We appreciate your cooperation in extending the deadline for our response.

Yours sincerely,

/s/ Frank Condella

Frank Condella
Chief Executive Officer